UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission File Number 1-08323

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CIGNA 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CIGNA Corporation
Two Liberty Place
1601 Chestnut Street
Philadelphia, PA  19192

Required Information

Financial statements and schedules for the CIGNA 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, are contained in this Annual Report on Form 11-K.

Exhibits

Exhibits are listed in the Index to Exhibits.

CIGNA 401(k) PLAN

Financial Statements and
Supplemental Schedule

December 31, 2010 and 2009

CIGNA 401(k) PLAN

TABLE OF CONTENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3
Notes to Financial Statements	4

Supplemental Schedule
Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the CIGNA 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CIGNA 401(k) Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 29, 2011

CIGNA 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of
	December 31,
	2010	2009
	(In thousands)
Assets

Investments, at fair value (See Notes 3 and 4)	$2,721,415	$2,414,322

Notes receivable	54,853	48,521

Employer contribution receivable	2,428	-

Net assets available for benefits, at fair value	2,778,696	2,462,843

Adjustment from fair value to contract value for	(71,293)	(19,975)
fully benefit-responsive investment contracts (See Note 2)

Net assets available for benefits	$2,707,403	$2,442,868

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended
	December 31,
	2010	2009
	(In thousands)
Investment income

Net appreciation in fair value
of investments (See Note 4)	$163,780	$360,691

Interest	64,005	60,230

Dividends	350	373

Net investment income	228,135	421,294

Contributions

Employee contributions	119,855	110,405

Employer contributions	68,086	35,940

Rollover contributions	11,042	6,076

Total contributions	198,983	152,421

Benefits paid to participants and other expenses	(162,583)	(128,980)

Net increase	264,535	444,735

Net assets available for benefits

Beginning of year	2,442,868	1,998,133

End of year	$2,707,403	$2,442,868

The accompanying Notes to the Financial Statements are an integral part of these statements.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of the Plan

The following description of the CIGNA 401(k) Plan (the Plan) provides general information only.  A more complete explanation of the features and benefits available under the Plan, a defined contribution plan, is contained in the CIGNA 401(k) Plan Summary Plan Description and Prospectus.  For a certain Plan change that took effect in 2011, see Note 10.  Generally, all U.S.-based employees of CIGNA Corporation (CIGNA) and its participating subsidiaries are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Corporate Benefit Plan Committee (Committee) is the primary Plan fiduciary.  The Committee comprises several members of CIGNA's management.  The Committee delegates responsibility for administration of the Plan to the Plan Administrator, a CIGNA employee, and responsibility for the Plan’s financial management to CIGNA's Chief Financial Officer (CFO).  The Plan Administrator and CFO, in turn, have arranged with Prudential Retirement Insurance and Annuity Company (PRIAC) to perform the primary administrative, recordkeeping and asset management functions.  A group of CIGNA financial and benefits management employees monitors the Plan’s investment objectives and performance of the Plan’s investment options.

Investments

The Plan’s investment options include a fixed group annuity contract (the Fixed Income Fund), which is a benefit-responsive investment contract (see Note 6); the CIGNA Stock Fund that invests in CIGNA common stock; and pooled separate accounts that invest in a variety of underlying funds.  Participants may transfer assets among the investment options, subject to certain restrictions.  See Note 3 and Note 4 for additional information.

Employee Contributions

The Plan permits employees to make pre-tax (regular and catch-up), after-tax (Puerto Rico participants only) and Roth contributions (regular and catch-up).  As of the 2010 Plan year, the contribution rate maximum was raised from 25% to 80% of a participant’s eligible pay.  This is a total limit that applies to all employee contributions.  As a result of the Plan’s adopting a “qualified automatic contribution arrangement” safe harbor as of 2010, highly-compensated employees are no longer subject to a separate contribution rate limit.

All employees, however, are still subject to the annual dollar limit set by the Internal Revenue Service (IRS).  Employee contributions may be invested in any combination of investment options offered by the Plan subject to certain other Internal Revenue Code (IRC) limitations and any restrictions imposed under CIGNA Corporation’s Policy on Securities Transactions and Insider Trading.

Employer Contributions

Under the Plan’s pre-2010 provisions, participants became eligible to receive employer-matching contributions only after completing one year of service.  Effective January 1, 2010, all employees become eligible for employer-matching contributions as soon as they join the Plan.

The Plan provides for several kinds of matching contributions, including a regular match and a variable match.  Regular matching contributions are made at the same time employee

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

contributions are made, typically bi-weekly.

Starting with the 2010 Plan year, the Plan also provides a “true-up” matching contribution after the close of the Plan year.  The true-up match is an added employer contribution, if needed to make the year’s total matching contributions equal to what they would have been if made only once, after the close of a year on a “look-back” basis.  That is, the true-up match provides otherwise missed regular matching contributions for eligible participants caused by changes in an employee’s contributions rates during the year.

All types of matching contributions (regular, variable, true-up) are collectively referred to as "employer contributions."

Beginning in 2010, the maximum effective regular matching contribution is equal to 4.5% of a participant’s eligible earnings.  The actual match rate is equal to: 100% of the participant’s first 3% of pay contributed (a 3% of pay match), plus 50% of the participant’s next 3% of pay contributed (a 1.5% of pay match). Before 2010, the maximum regular matching contribution rate was 50% of the participant’s first 6% of pay contributed (a 3% of pay match).  The new company match rate applies to pre-tax, after-tax (if Puerto Rico), Roth contributions and catch-up contributions – to the extent those contributions are part of an employee’s first 6% of pay contributed.

The variable matching contribution is an annually-determined discretionary contribution that may be up to 2% of a participant’s eligible earnings. There were no variable matching contributions for the years ended December 31, 2010 and 2009.

Before 2010, for most participants, half of the regular matching contributions were required to be invested in the CIGNA Stock Fund and, for all participants, all variable matching contributions were required to be invested in the CIGNA Stock Fund.  Any matching contributions not subject to this requirement were invested automatically in the same manner as employee contributions.  Effective January 1, 2010, the requirement that any company matching contributions be invested in the CIGNA Stock Fund was eliminated.

The Plan allows participants to transfer any automatically-invested (i.e. nonparticipant-directed) employer contributions and related investment results out of the CIGNA Stock Fund and into any other Plan investment option at any time, subject to any restrictions imposed under CIGNA Corporation’s Policy on Securities Transactions and Insider Trading.

Rollover Contributions

The Plan may accept rollover contributions.  Rollover contributions represent distributions received from other “eligible retirement plans,” as defined in IRC section 401(a)(31)(E).  Distributions from other plans are subject to certain conditions to be eligible for rollover into the Plan.

Settlement of Class Action Lawsuit

During 2008, the Plan received $1.4 million as part of the settlement of the shareholder class action lawsuit with CIGNA Corporation.  The amount represented the portion of the settlement for Plan participants invested in the CIGNA Stock Fund during 2001 and 2002.  In 2009, the Plan Administrator retained an independent fiduciary to assist in determining an appropriate allocation method.  The independent fiduciary determined the allocation method and provided the participation allocation schedule to PRIAC.  During 2010, PRIAC completed the allocation of

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

the funds to participant accounts, which totaled $1.5 million, including interest.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the employer contribution and b) investment earnings, net of expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Employee contributions and related investment earnings are fully vested at all times.

Employer contributions made after 2009 and related investment earnings are fully vested upon completion of two years of service for employees hired after December 31, 2009.  For employees hired before January 1, 2010, such employer contributions vest 20% after one year of service, and 100% after two years of service.  Employer contributions made before January 1, 2010 continue to vest gradually at the rate of 20% for each year of vesting service and are fully vested after five years. Employer contributions made at any time and related investment earnings become fully vested earlier when an employee reaches age 65; dies; becomes totally and permanently disabled; or continues to be employed by a participating CIGNA company that is sold and does not maintain a successor plan.  Early vesting also would occur if CIGNA discontinues matching contributions or terminates the Plan.

Participants earn a year of vesting service if they have at least 1,000 hours of service during the calendar year.

Forfeitures

A participant who is not fully vested forfeits any unvested employer contributions and related investment earnings upon termination of employment.  Forfeited amounts are restored if a participant returns to CIGNA before incurring five consecutive one-year breaks in service.  Otherwise, forfeited amounts are used to reduce future employer contributions.  Employer contributions were reduced by forfeited amounts of approximately $1.0 million in 2010 and $0.7 million in 2009.

Participant Loans

The Plan permits participants to borrow a portion of their vested Plan account, subject to certain limitations, at an annual rate of interest with a specified repayment period.  The minimum amount that may be borrowed is $1,000; the maximum total loan amount is the lesser of $50,000 or 50% of the participant’s vested account balance.  A participant may have no more than two outstanding loans.  Loan terms range from 12 to 60 months or up to 120 months if the loan is used to buy or build a participant’s primary residence.  The annual interest rate for a Plan loan is 2% plus the yield of actively traded U.S. Treasury securities, adjusted by the U.S. Treasury Department to 3-year or 7-year constant maturities.  The maximum Plan loan interest rate is the bank prime loan rate that is in effect on the same date that the applicable Treasury rate is determined. Loan interest rates remain fixed during the term of the loan.  The loan is secured by the participant’s account balance.  Effective January 1, 2010, the Plan began to charge a $50 fee to process Plan loans.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
Payment of Benefits

Participants may withdraw funds subject to the requirements of the Plan.  Upon termination of employment for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested account balance, monthly installments over a period of years, an annuity, or a combination of these forms of payment.  If the vested account balance is more than $1,000 but not more than $5,000 and the participant does not agree within 80 days to accept a lump sum, the amount will automatically be rolled over to a Prudential Bank & Trust Individual Retirement Account (IRA).  The IRA will be invested in an investment product designed to preserve principal and provide a reasonable rate of return and liquidity. All related expenses will be charged to the IRA.

To the extent a participant’s account is invested in the CIGNA Stock Fund, the participant may elect to receive such amounts in shares of CIGNA common stock.

Plan Expenses

Before April 1, 2010, the investment results of all funds except for the CIGNA Stock Fund were net of management fees, investment expenses, risk charges and administrative costs charged by PRIAC.  Effective April 1, 2010, administrative expenses and investment management fees are separate, and participant accounts are directly charged, on a quarterly basis, with the same administrative fee regardless of their investment options.  In 2010, the annualized fee was 0.09% of a participant’s account balance, up to a maximum of $210.

Brokers’ commissions resulting from buying or selling stock in the CIGNA Stock Fund are paid from the participants’ accounts and have been reflected as a reduction of the CIGNA Stock Fund’s investment income in these financial statements.  Other costs associated with the operation of the Plan, including trustee and legal fees, are paid by CIGNA.

Plan Termination

CIGNA intends to continue the Plan indefinitely, but reserves the right to discontinue employer contributions or terminate the Plan in whole or in part at any time.  If contributions are discontinued or the Plan is terminated, affected participants will become fully vested.  Upon Plan termination, net assets of the Plan will be distributed in the manner CIGNA elects in accordance with the Plan document and in accordance with ERISA and its related regulations.

Plan Trustee

As of December 31, 2010 and 2009, Prudential Bank & Trust, FSB, was the Trustee for the Plan.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Note 2 - Significant Accounting Policies

Recent Accounting Pronouncements

Participant Loans.  In 2010, the Plan adopted the Financial Accounting Standards Board’s (FASB) new requirements for the reporting of participant loans (ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans”), that requires participant loans to be classified as notes receivable from participants separate from plan investments and measured at their unpaid principal balance plus accrued interest.   There was no impact on the measurement of overall Plan assets as a result of this implementation.  As required, the Plan reclassified prior year participant loans out of plan investments to notes receivable to conform to the current year presentation.

Updated Fair Value Guidance. In May 2011, the FASB issued ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, which changes certain principles or requirements for measuring fair value and for disclosing information about fair value measurements. The update is effective on January 1, 2012.   Plan management is presently evaluating these new requirements, but does not expect the adoption of this update to have a material impact on the measurement of Plan assets.

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).  Certain reclassifications have been made to prior period amounts to conform to the current presentation.

As required by ASC 962, the Plan reports fully benefit-responsive investment contracts at fair value in the Statement of Net Assets Available for Benefits.  The adjustment of the fully benefit-responsive investment contracts from fair value to contract value is separately disclosed on the Statement to determine net assets available for benefits.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  For example, management considers the valuation of investments to be a critical accounting estimate (see below).  Actual results could differ from those estimates.

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Valuation of Investments and Income Recognition

Plan investments are reported at fair value.  The fair value of CIGNA common stock is based upon its quoted market price.  Fair value of pooled separate accounts is measured by the net unit value, which is based on the fair value of the underlying assets of the account.  Plan management determines the estimated fair value of the Fixed Income Fund by approximating the market value of the underlying investments by discounting expected future investment cash flow from both investment income and repayment of principal. The estimate of fair value is then adjusted back to contract value to reflect the fact that withdrawals from the Fixed Income Fund are at contract value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest is recognized when earned.  Dividends are recognized on the declared date of record.

Payment of Benefits

Benefits are recorded when paid.

Note 3 - Fair Value Measurements

The Plan carries financial instruments, except participant loans, at fair value in the financial statements.

Fair value is defined as the price at which an asset could be exchanged in an orderly transaction between market participants at the balance sheet date.

Fair values are based on quoted market prices when available.  When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality.  In instances where there is little or no market activity for the same or similar instruments, the Plan estimates fair value using methods, models and assumptions that the Plan believes a hypothetical market participant would use to determine a current transaction price.  These valuation techniques involve some level of estimation and judgment by the Plan which becomes significant with increasingly complex instruments or pricing models.  For pooled separate accounts, fair value is based on net unit value as reported by PRIAC.  PRIAC has represented that the net unit value in the pooled separate accounts represents the amount the Plan would have received in an orderly transaction at the balance sheet date.

The Plan’s financial assets carried at fair value have been classified based upon a hierarchy defined by GAAP.  The hierarchy gives the highest ranking to fair values determined using unadjusted quoted prices in active markets for identical assets (Level 1) and the lowest ranking to fair values determined using methodologies and models with unobservable inputs (Level 3). An asset’s classification is based on the lowest level input that is significant to its measurement.  For example, a Level 3 fair value measurement may include inputs that are both observable (Levels 1 and 2) and unobservable (Level 3).

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Financial Assets Carried at Fair Value

The following table provides information as of December 31, 2010 and 2009 about the Plan’s financial assets carried at fair value.

2010
	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical Assets	Observable Inputs	Unobservable Inputs
(In thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:
Corporate stocks	$300,374	$-	$-	$300,374
Pooled separate accounts:
Fixed maturities	-	53,199	-	53,199
Equity securities	-	961,382	-	961,382
Fixed Income Fund	-	-	1,406,460	1,406,460
Total assets at fair value	$300,374	$1,014,581	$1,406,460	$2,721,415
2009

	Quoted Prices in Active	Significant Other	Significant
	Markets for Identical Assets	Observable Inputs	Unobservable Inputs
(In thousands)	(Level 1)	(Level 2)	(Level 3)	Total
Assets at fair value:
Corporate stocks	$312,819	$-	$-	$312,819
Pooled separate accounts:
Fixed maturities	-	42,301	-	42,301
Equity securities	-	785,829	-	785,829
Fixed Income Fund	-	-	1,273,373	1,273,373
Total assets at fair value	$312,819	$828,130	$1,273,373	$2,414,322

Level 1 Financial Assets

Inputs include unadjusted quoted prices for identical assets in active markets accessible at the measurement date.  Active markets provide pricing data for trades occurring at least weekly and include exchanges and dealer markets.

Level 1 assets consist of shares of CIGNA common stock valued at the closing price reported on the active markets on which CIGNA stock is traded.

Level 2 Financial Assets

Inputs include quoted prices for similar assets in active markets, quoted prices from those willing to trade in markets that are not active, or other inputs that are observable or can be corroborated by market data for the term of the instrument.  Such inputs include market interest rates and volatilities, spreads and yield curves. An instrument is classified in Level 2 if the Plan determines that unobservable inputs are insignificant.

Level 2 assets consist of investments in pooled separate accounts of PRIAC.  Such investments

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS\

are valued at the net asset value of shares held by the Plan at the end of the year.

Level 3 Financial Assets

Certain inputs are unobservable (supported by little or no market activity) and significant to the fair value measurement.  Unobservable inputs reflect the Plan’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the reporting date.

Level 3 assets consist of the fixed income fund.  The fund invests in publicly-traded and privately-placed debt securities, mortgage loans, real estate and other equity investments, and is valued on an aggregate basis.  Because some of the underlying investments are not actively traded and inputs are not readily observable in the market, the fund is classified in Level 3.

Changes in Level 3 Financial Assets Carried at Fair Value

The following table summarizes the changes in financial assets classified in Level 3 for the years ended December 31, 2010 and 2009.  Changes in fair value reported in this table may include amounts attributable to both observable and unobservable inputs.

Level 3 Assets
(In thousands)	2010	2009

	Fixed Income Fund	Fixed Income Fund

Balance, beginning of year	$1,273,373	$1,084,586

Net change in fair value	51,317	125,646

Purchases, sales, settlements (net)	81,770	63,141

Balance, end of year	$1,406,460	$1,273,373

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
Note 4 - Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

(In thousands)	As of December 31,

	2010	2009
PRIAC Fixed Income Fund
(contract interest rate: 4.92% in 2010 and 4.80% in 2009)	$1,406,460	$1,273,373

CIGNA Stock Fund*
(8,193,503 shares in 2010 and 8,869,262 shares in 2009)	$300,374	$312,819

PRIAC Dryden S&P 500 Index Fund	$185,155	$165,616
*Includes nonparticipant-directed investments (See Note 5)

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(In thousands)	For the Years Ended December 31,

	2010	2009

CIGNA common stock	$11,159	$170,728

PRIAC pooled separate accounts	152,621	189,963

Net appreciation	$163,780	$360,691

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS

Note 5 - Nonparticipant-Directed Investments

The following presents information about the investments that are not participant-directed -- representing automatically-invested employer contributions and related investment results and the significant components of the changes therein. (See Note 1 for additional information):

(In thousands)	As of December 31,

	2010	2009
Investment:
CIGNA Stock Fund	$116,015	$123,078

(In thousands)	For the Years Ended December 31,

	2010	2009
Changes in investment:
Contributions	$-	$14,345
Dividends	137	136
Net appreciation in fair value of investments	4,171	65,077
Benefits paid	(6,548)	(5,510)
Loan activity (net of repayments and interest)	(597)	527
Net transfers to participant-directed investments	(4,226)	(6,774)
Net increase (decrease)	$(7,063)	$67,801

Note 6 - Investment Contract with Insurance Company

The Plan has a benefit-responsive investment contract with PRIAC for the Fixed Income Fund. PRIAC maintains the contributions in a general account. The account is credited with interest, whose rate is set by PRIAC, on the underlying investments and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal and accumulated interest which are guaranteed to the Plan.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The interest rate may be changed at any time (but may not be less than 1.5%).  PRIAC must give advance notice of any change in the interest rate to the Plan Administrator. PRIAC sets the interest rate based on the expected investment performance of a pool of assets owned by PRIAC and held in its general account.  Average yields for the Fixed Income Fund are as follows:

	2010	2009

Average earnings yield	4.62%	4.88%
Average crediting rate yield	4.66%	4.72%

A Plan sponsor initiated termination of the contract is an event that could limit the ability of the Plan to transact at contract value within 90 days of termination. In this instance contract value would be paid over time or, at the Plan sponsor's discretion, paid immediately after applying a market value adjustment.  The Plan Administrator does not believe that the occurrence of such

CIGNA 401(k) PLAN

NOTES TO THE FINANCIAL STATEMENTS
event is probable.

Note 7 - Tax Status

The Plan's design and current operations are consistent with all IRS requirements for tax exemption.  This was confirmed by the IRS through issuance to CIGNA of a Determination Letter dated March 22, 2011.  Further, management believes that no transaction, plan alteration or other action has been undertaken since issuance of this IRS determination which compromises the Plan's exempt status.  The Plan may be subject to IRS audit but there is no such audit currently in progress, nor has there been one in the recent past.

Note 8 - Related Party Transactions

The Plan invests in CIGNA common stock.  During the year ended December 31, 2010, the Plan purchased shares of CIGNA common stock for approximately $14.5 million and sold shares of CIGNA common stock for approximately $38.1 million, and experienced net appreciation of approximately $11.2 million.  During the year ended December 31, 2009, the Plan purchased shares of CIGNA common stock for approximately $49.2 million, sold shares of CIGNA common stock for approximately $63 million, and experienced net appreciation of approximately $170.7 million.

Note 9 – Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10 – Subsequent Events

Effective January 1, 2011, as part of the qualified automatic contribution arrangement safe harbor referred to in Note 1, the Plan implemented a new automatic contribution rate increase program called Contribution Accelerator.  At the beginning of each year, if an eligible participant’s pre-tax contribution rate is between 1% and 5%, the contribution rate will be automatically increased 1% until it reaches 6%.  Eligible participants can opt out of Contribution Accelerator.

SUPPLEMENTAL SCHEDULE

CIGNA 401(k) PLAN

FORM 5500 SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

As of December 31, 2010
(In thousands)

	Identity of issue, borrower, lessees or similar party	Description	Current Value
*	PRIAC Fixed Income Fund (contract interest rate: 4.92%)	General Account Contract	$1,406,460

*	CIGNA Stock Fund	Common Stock	$300,374
	CIGNA common stock (Cost, $213,328)

*	PRIAC Dryden S&P 500 Index Fund	Pooled Separate Account	$185,155

*	PRIAC Large Cap Growth Fund
	Large Cap Growth Fund / American Century Fund	Pooled Separate Account	$73,181
	Large Cap Growth / Waddell & Reed Investment Fund	Pooled Separate Account	73,181
			$146,362

*	PRIAC Large Cap Value Fund
	Large Cap Value Fund / Wellington Management Fund	Pooled Separate Account	$54,087
	Large Cap Value / Barrow, Hanley, Mehwinney & Strauss Fund	Pooled Separate Account	54,086
			$108,173

*	PRIAC Small Cap Growth Fund
	Small Cap Growth / TimesSquare Fund	Pooled Separate Account	$43,671
	Small Cap Growth / Essex Investment Management Fund	Pooled Separate Account	43,671
			$87,342

*	PRIAC Mid Cap Value Fund
	Mid Cap Value / Cooke & Bieler Fund	Pooled Separate Account	$41,175
	Mid Cap Value / Integrity Asset Management Fund	Pooled Separate Account	41,175
			$82,350

*	PRIAC Mid Cap Growth Fund
	Mid Cap Growth / Artisan Partners Fund	Pooled Separate Account	$38,157
	Mid Cap Growth / Westfield Capital Management Fund	Pooled Separate Account	38,156
			$76,313

*	PRIAC International Stock Fund
	International Blend/Artisan Partners	Pooled Separate Account	$36,810
	International Blend/Artio II	Pooled Separate Account	36,810
			$73,620
*	PRIAC Small Cap Value Fund
	Small Cap Value / American Century Fund	Pooled Separate Account	$34,111
	Small Cap Value / Opus Capital Management Fund	Pooled Separate Account	34,111
			$68,222

*	PRIAC Blackrock Extended Equity Market Index Fund	Pooled Separate Account	$68,082

*	PRIAC Foreign Stock Index Fund	Pooled Separate Account	$65,763

*	PRIAC High Yield Bond Fund	Pooled Separate Account	$53,199

	Notes receivable from participants
	(interest rate: 2.69% to 11.50%; maturities 2011-2020)	Participant Loans	$54,852

*	Indicates party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CIGNA 401(k) PLAN

Date: June 29, 2011	By:	/s/ James Wolf
James Wolf
Plan Administrator

Index to Exhibits

Number	Description	Method of Filing
23	Consent of Independent Registered Public Accounting Firm	Filed herewith.